EXHIBIT 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2015	2014	2014
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$13,011	$33,314	$14,546
Short-term investments	36,693	38,811	37,350
Trade receivables	8,863	12,592	17,514
Other accounts receivables	2,954	3,284	2,359
Inventories	27,435	28,614	25,423

	88,956	116,615	97,192

Property, plant and equipment, net	21,523	21,384	21,769
Other long-term assets	110	262	179

	21,633	21,646	21,948

	110,589	138,261	119,140
Current Liabilities
Short term credit and Current maturities of convertible debentures	7,411	8,678	7,492
Trade payables	13,376	16,321	16,530
Other accounts payables	3,493	3,750	4,045
Deferred revenues	2,799	5,431	2,919

	27,079	34,180	30,986
Non-Current Liabilities
Convertible debentures	-	7,686	-
Employee benefit liabilities, net	739	801	722
Deferred revenues	6,958	7,683	7,015

	7,697	16,170	7,737
Equity
Share capital	9,227	9,201	9,208
Share premium	158,893	157,117	158,417
Conversion option in convertible debentures	1,147	2,217	1,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(265)	87	(116)
Capital reserve from available for sale financial assets	128	12	10
Capital reserve from share-based payments	9,009	6,266	8,783
Capital reserve from employee benefits	(81)	(129)	(81)
Accumulated deficit	(98,755)	(83,370)	(93,461)
	75,813	87,911	80,417

	$110,589	$138,261	$119,140

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income

	As of March 31,		Year ended December 31
	2015	2014	2014
	Unaudited		Audited
	In thousands

Revenues from proprietary products	$3,173	$7,421	$44,389
Revenues from distribution	5,757	5,766	26,676

Total revenues	8,930	13,187	71,065

Cost of revenues from proprietary products	3,295	5,003	32,617
Cost of revenues from distribution	5,243	4,922	23,406

Total cost of revenues	8,538	9,925	56,023

Gross profit	392	3,262	15,042

Research and development expenses	3,643	3,365	16,030
Selling and marketing expenses	799	647	2,898
General and administrative expenses	1,700	1,957	7,593
Operating loss	(5,750)	(2,707)	(11,479)

Financial income	182	243	1,611
Income in respect of currency exchange and translation differences and derivatives instruments, net	513	39	-
Financial expense	(239)	(674)	(3,293)
Loss before taxes on income	(5,294)	(3,099)	(13,161)
Taxes on income	-	23	52

Net loss	(5,294)	(3,122)	(13,213)

Other Comprehensive loss:
Items that may be reclassified to profit or loss in subsequent periods:
Gain on available for sale financial assets	118	39	37
Profit (loss) on cash flow hedges	(221)	29	(162)
Net amounts transferred to the statement of profit or loss for cash flow hedges	72	(98)	(110)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain from defined benefit plans	-	-	48
Total comprehensive loss	$(5,325)	$(3,152)	$(13,400)

Loss per share attributable to equity holders of the Company:

Basic loss per share	$(0.15)	$(0.09)	(0.37)

Diluted loss per share	$(0.15)	$(0.09)	(0.37)

The accompanying Notes are an integral part of the Consolidated Financial Statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2015	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(5,294)	(5,294)

Other comprehensive income (loss)	-	-	-	118	-	(149)	-	-	-	(31)
Total comprehensive income (loss)	-	-	-	118		(149)			(5,294)	(5,325)
Exercise of options into shares	19	476					(279)			216
Cost of share-based payment	-	-	-	-	-	-	505	-	-	505
Balance as of March 31, 2015	$9,227	$158,893	$1,147	$128	$(3,490)	$(265)	$9,009	$(81)	$(98,755)	75,813

	Share Capital		Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2014	$9,201		$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-		-	-	-	-	-	-	-	(3,122)	(3,122)

Other comprehensive income (loss)	-		-	-	39	-	(69)	-	-	-	(30)
Total comprehensive income (loss)	-		-	-	39		(69)			(3,122)	(3,152)
Conversion of convertible debentures into shares	(*	)	8	(1)	-	-	-	-	-	-	7
Forfeiture of options	-		9	-	-	-	-	(9)	-	-	-
Cost of share-based payment	-		-	-	-	-	-	1,086	-	-	1,086
Balance as of March 31, 2014	$9,201		$157,117	$2,217	$12	$(3,490)	$87	$6,266	$(129)	$(83,370)	$87,911

 (*) Represents an amount lower than $1

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Share capital		Share premium	Warrants	Conversion option in convertible debentures	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands
Balance as of December 31, 2013	$9,201		$157,100	$-	$2,218	$(27)	$(3,490)	156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-		-	-	-	-	-	-	-	-	(13,213)	(13,213)
Other comprehensive income (loss)	-		-	-	-	37	-	(272)	-	48	-	(187)
Total comprehensive income (loss)	-		-	-	-	37	-	(272)	-	48	(13,213)	(13,400)
Exercise of options into shares	7		238	-	-	-	-	-	(157)	-	-	88
Conversion of convertible debentures into shares	(*	)	9	-	(1)	-	-	-	-	-	-	8
Expiration of conversion option on convertible debentures	-		1,070	-	(1,070)	-	-	-	-	-	-	-
Cost of share-based payment	-		-	-	-	-	-	-	3,751	-	-	3,751
Balance as of December 31, 2014	$9,208		$158,417	$-	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417

(*) Represents an amount lower than $1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March, 31		Year Ended December 31,
	2014	2015	2014
	Unaudited		Audited
	In Thousands
Cash Flows from Operating Activities

Net loss	$(5,294)	$(3,122)	$(13,213)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	771	663	2,788
Finance expenses, net	(447)	392	1,682
Cost of share-based payment	505	1,086	3,751
Taxes on income	-	23	52
Loss from sale of property and equipment	-	-	(2)
Change in employee benefit liabilities, net	17	(26)	(57)

	846	2,138	8,214
Changes in asset and liability items:

Decrease (increase) in trade receivables	8,418	5,236	(869)
Increase in other accounts receivables	(829)	(240)	(50)
Increase in inventories	(2,012)	(6,681)	(3,490)
Decrease in deferred expenses	71	559	1,209
Decrease (increase) in trade payables	(2,572)	2,241	3,261
Decrease in other accounts payables	(659)	(563)	(344)
Decrease in deferred revenues	(177)	(846)	(4,026)

	2,240	(294)	(4,309)
Cash paid and received during the period for:
Interest paid	(121)	(301)	(1,210)
Interest received	350	94	758
Taxes paid	(29)	(60)	(158)

	200	(267)	(610)

Net cash used in operating activities	$(2,008)	$(1,545)	$(9,918)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March 31		Year Ended December 31
	2015	2014	2014
	Unaudited		Audited
	In Thousands
Cash Flows from Investing Activities	$425	$(23,432)	$(23,746)
Short-term investments	(509)	(616)	(3,076)
Purchase of property and equipment	-	-	3
Proceeds from sale of property and equipment
	(84)	(24,048)	(26,819)
Net cash used in investing activities

Cash Flows from Financing Activities	-	-	-
Exercise of warrants and options into shares	-	-	88
Short term credit from bank and others, net	-	-	(7,728)
Repayment of convertible debentures
Net cash provided by (used in) financing activities	-	-	(7,640)
	557	(203)	(187)
Exchange differences on balances of cash and cash equivalent
	(1,535)	(25,796)	(44,564)
Decrease in cash and cash equivalents
	14,546	59,110	59,110
Cash and cash equivalents at the beginning of the year
	$13,011	$33,314	$14,546
Cash and cash equivalents at the end of the period

Significant non-cash transactions

Exercise of convertible debentures into shares	$-	$7	$7
Exercise of options into shares	$216	$-	$-

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of March 31, 2015 and for the three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2014 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended March 31,2015

Revenues	$3,173	$5,757	$8,930

Gross profit (loss)	$(122)	$514	392

Unallocated corporate expenses			(6,142)
Finance expenses, net			456

Loss before taxes on income			$(5,294)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period Ended March 31,2014

Revenues	$7,421	$5,766	$13,187

Gross profit	$2,418	$844	3,262

Unallocated corporate expenses			(5,969)
Finance expenses, net			(392)

Loss before taxes on income			$(3,099)

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2014

Revenues	$44,389	$26,676	$71,065

Gross profit	$11,772	$3,270	$15,042

Unallocated corporate expenses			(26,521)
Finance expenses, net			(1,682)

Loss before taxes on income			$(13,161)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets measured at fair value

	Level 1	Level 2
	In thousands
March 31, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$583	$-
Mutual funds	1,314	-
Exchange traded notes	35	-
Debt securities (corporate and government)	6,685	-
	8,617

Available for sale debt securities (corporate and government)	$-	$28,076

	$8,617	$28,076
March 31, 2014
Derivatives instruments qualified for hedging	$-	$117
Marketable securities at fair value through profit or loss:
Equity shares	1,051	-
Mutual funds	2,290	-
Exchange traded notes	79	-
Debt securities (corporate and government)	8,786	-
	12,206	117

Available for sale debt securities (corporate and government)	$-	$26,605

	$12,206	$26,722
December 31, 2014
Marketable securities at fair value through profit or loss:
Equity shares	$587	$-
Mutual funds	577	-
Exchange traded notes	46	-
Debt securities (corporate and government)	7,610	-

Available for sale debt securities (corporate and government)	-	28,530

	$8,820	$28,530

Financial liabilities measured at fair value:

	Level 1	Level 2
	In thousands
March 31, 2015
Derivatives instruments qualified for hedging	$-	$183
December 31, 2014
Derivatives instruments qualified for hedging	$-	$76

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments (Cont.)

Liabilities for which fair values are disclosed

Level 1
In thousands
March 31, 2015
Convertible debentures	$7,411

March 31, 2014
Convertible debentures	$25,763

December 31, 2014
Convertible debentures	$8,275

During the three months ended on March 31, 2015 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 5:-	Subsequent Events

1.	On April 26, 2015 the Company's Compensation Committee approved an increase of the pool of shares allocated for grant under the 2011 option plan by 500,000 shares.

2.
On April 27, 2015 the Company's Board of Directors approved the grant, for no consideration, of 519,400 options to employees, management and directors of the Company exercisable into ordinary shares at an exercise price of NIS 17.84 for employees and 18.73 for management and directors. The fair value of the options was estimated at $1.2 million.